BLACK MOUNTAIN CAPITAL CORPORATION

Notice of Annual and Special Meeting
and Management Information Circular

Time:	Monday, July 16, 2007 at 10:00 a.m.

Place:	Suite 900 – 555 Burrard Street Vancouver, British Columbia V7X 1M8

BLACK MOUNTAIN CAPITAL CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 16, 2007

TO:           The shareholders of Black Mountain Capital Corporation

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Black Mountain Capital Corporation (the "Corporation") will be held at Suite 900 – 555 Burrard Street, Vancouver, British Columbia, Canada, on Monday, July 16, 2007, at 10:00 a.m. (Vancouver time) (the "Meeting"), for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the financial year ended December 31, 2006, together with the report of the auditors thereon;

2.             to elect directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

4.
to consider and, if thought fit, to pass, with or without variation, a special resolution approving the amendment to the Corporation's articles to change the name of the Corporation from "Black Mountain Capital Corporation" to "SRJ Investment Corporation" or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange;

5.
to consider and, if thought fit, to pass, with or without variation, a special resolution approving the consolidation of the issued common shares of the Corporation on the basis of one new common share for every five previously issued common shares;

6.	to consider and, if thought fit, to pass, with or without variation, an ordinary resolution ratifying and approving the Corporation's stock option plan; and

7.	to transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

Accompanying this notice of meeting is the management information circular, a form of proxy and a financial statement request form.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the management information circular accompanying this notice of meeting. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) thereof. The Chairperson of the Meeting has the discretion to accept proxies received after that time.

DATED at Vancouver, British Columbia, this 15th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Navchand Jagpal"
Navchand Jagpal
Chief Executive Officer, Chief Financial Officer and President

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JUNE 15, 2007 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 16, 2007 (THE "MEETING").

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by management of Black Mountain Capital Corporation (the "Corporation") for use at the Meeting, and at any adjournment(s) thereof, at the time and place and for the purposes set forth in the notice of meeting dated June 15, 2007 ( the "Notice of Meeting").

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Notice of Meeting, the form of proxy (the "Proxy"), this Information Circular and a financial statement request form will be mailed to beneficial owners of common shares of the Corporation commencing on or about June 19, 2007.

In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

RECORD DATE

The board of directors of the Corporation (the "Board") has set the close of business on June 14, 2007 as the record date (the "Record Date") for determining which shareholders of the Corporation shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder of record transfers his, her or its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournment(s) thereof, that the Transferee have his, her or its name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Corporation, Suite 900 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M8.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are management's representatives. A shareholder of the Corporation desiring to appoint some other person or company (who need not be a shareholder of the Corporation) to represent him, her or it at the Meeting may do so, either by striking out the printed names and inserting the name of the desired person or company in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed Proxy to the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) thereof.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting in accordance with the instructions of the shareholder appointing them, on any show of hands and/or any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournment(s) thereof.  As of the date of this Information Circular, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

If no choice is specified by a shareholder with respect to any matter identified in the Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Proxy will vote the shares represented thereby in favour of such matter.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered shareholders" because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust Corporation through which they purchased their shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of applicable securities laws, the Corporation has distributed copies of the Notice of Meeting, this Information Circular, the Proxy and a financial statement request from (collectively, the "Meeting Materials") to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Corporation; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided, or in the case of a proxy authorization form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any shareholder of the Corporation returning the enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the Chairperson of the Meeting prior to the commencement of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares without par value and an unlimited number of class A preferred shares having the preferences, rights, conditions, restrictions, limitations and prohibitions set forth in the Corporation's articles. As at June 15, 2007, there were a total of 13,533,514 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The Corporation's articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the bylaws of the Corporation or the provisions of the Business Corporations Act (Yukon). At each annual meeting of shareholders of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Corporation. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his predecessor. At the Meeting, shareholders of the Corporation will be called upon to elect one Class II director.  Mahmoud S. Aziz (the "Nominee") is expected to be elected as a Class II director to serve for a term of three years until the annual meeting of shareholders of the Corporation for the year 2009, to be held in the year 2010.  J. Lewis Dillman, a Class III director, has one year remaining in his term as a director of the Corporation, which term expires at the 2007 annual meeting of shareholders of the Corporation, to be held in the year 2008.  Navchand Jagpal, a Class I director, has two years remaining in his term as a director of the Corporation.

While management does not contemplate that the Nominee will be unable to serve as a director, if prior to the Meeting any vacancies occur in the slate of such Nominee for any reason, the management representatives designated in the Proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person as director. Proxies received by the directors on which no designation is made will be voted for the Nominee for election as a director or any substitute nominee thereof as may be determined by management, if necessary.

The following table (and notes thereto) states the name of each person proposed to be nominated by management for election as a director and each director of the Corporation whose term will continue after the Meeting, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Province & Country of Residence	Principal Occupation or Employment During the Past 5 Years	Current Position(s) with the Corporation	Director Since	Number of Securities Beneficially Owned or over which Control or Direction is Exercised
Navchand Jagpal(1) British Columbia, Canada	Chief Executive Officer, Chief Financial Officer, President and Secretary of the Corporation from July 2006 to present; Managing Director of JC Business Alliance Group from November 1996 to January 2003; Chief Financial Officer and Secretary of American United Gold Corp. from August 2004 to November 2005; Corporate Secretary of Anderson Gold Corp. from December 2003 to November 2006.	Director, President, Chief Executive Officer, Chief Financial Officer and Secretary of the Corporation	2006	Nil
J. Lewis Dillman(1) British Columbia, Canada	President and Chief Executive Officer of Western Eagle Resources Corp, from 1995 to present; Funding Director of Mountainview Energy Ltd. from January 2001 to June 2002 and Abington Ventures Inc. from June 1999 to present; director of Zappa Resources Ltd. from July 2002 to Present; director of Abenteuer Resources Corp. from June 2006 to Present.	Director	2006	Nil
Mahmoud S. Aziz (2) British Columbia, Canada	Chairman, President and Secretary of Sino Pharmaceutical Corporation from 2001 to present; Chairman and Chief Executive Officer of the Fazio Group of Companies from 1983 to present.	Proposed nominee for election as a director	N/A	Nil
(1)	Member of the audit committee of the Corporation.
(2)	Mr. Aziz is expected to be appointed as a member of the audit committee of the Corporation effective the date of the Meeting to replace Greg MacRae.

The Corporation currently has an audit committee (the "Audit Committee") of which Navchand Jagpal, J. Lewis Dillman and Greg MacRae are members.  Effective the date of the Meeting, it is expected that Mahmoud S. Aziz will be appointed as a member of the Audit Committee to replace Greg MacRae. The general function of the Audit Committee is to review the overall audit plan and the Corporation's system of internal controls, to review the results of the external audit and to resolve any potential dispute with the Corporation's auditors. The Corporation does not currently have a compensation or corporate governance committee.

EXECUTIVE COMPENSATION

Pursuant to applicable securities legislation, the Corporation is required to provide a summary of all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each individual who served as the Chief Executive Officer or Chief Financial Officer of the Corporation or acted in a similar capacity during the most recently completed financial year and the other three most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year (the "Named Executive Officers").

The following table states the name of each Named Executive Officer, his annual compensation, consisting of salary, bonus and other annual compensation, and long term compensation, including stock options paid, for each of the three most recently completed financial years of  the Corporation.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensa-tion ($)
		Salary ($)	Bonus(1) ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Navchand Jagpal(2) Chief Executive Officer, Chief Financial Officer and President	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Tom S. Kusumoto(2) President & Secretary	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	44,782(3) 72,636(3) 65,338(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
1) Includes commission.
2)	On July 31, 2006, Mr. Jagpal assumed the position of Chief Executive Officer, Chief Financial Officer, President and Secretary of the Corporation upon the resignation of Tom S. Kusumoto.
3) Fees paid or accured to Harrop County Fair Limited, a company wholly owned by Tom S. Kusumoto.

Long Term Incentive Plan ("LTIP") Awards

The Corporation did not have an LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

There were no option/SAR grants during the most recently completed financial year.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year

The Named Executive Officer did not exercise any options/SARs in respect of the common shares of the Corporation during the most recently completed financial year.

Termination of Employment, Change in Responsibility and Employment Contracts

During the most recently completed financial year, neither the Corporation nor its subsidiaries had an employment contract with any of the Named Executive Officers and the Corporation had no compensatory plan, contract or arrangement in respect of compensation received or to be received by a Named Executive Officer to compensate such executive officer in the event of the resignation, retirement or any other termination of employment, a change of control of the Corporation or any of its subsidiaries or in the event of a change in responsibilities following a change in control, where the value of such compensation exceeded $100,000.

Mr. Kusumoto resigned as the Chief Executive Officer, Chief Financial Officer, President and Secretary of the Corporation on July 31, 2006.

Compensation of Directors

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors, for committee participation, involvement in special assignments or for services as a consultant or an expert during the most recently completed financial year. The directors are, however, reimbursed for reasonable expenses incurred in connection with their services as directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The shareholders of the Corporation have adopted a stock option plan (the "Option Plan") for its directors, officers, employees and consultants. The purpose of the Corporation's Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation to acquire common shares in the share capital of the Corporation thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the issued and outstanding common shares of the Corporation.  The exercise price for an option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities.  Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee or consultant of the Corporation.  The Option Plan is subject to the rules and policies of the TSX Venture Exchange (the "Exchange") including the requirement for annual shareholder approval.  As of the date hereof, there were no options outstanding under the Option Plan.

The Option Plan is attached hereto as Schedule "B".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or was a director, executive officer, employee or former director, executive officer or employee of the Corporation, was, as of June 15, 2007, indebted to the Corporation or any of its subsidiaries or indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

To the best of the knowledge of the directors and officers of the Corporation, management functions of the Corporation are not, to any substantial degree, performed by a person other than the directors and executive officers of the Corporation.

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee is currently composed of Navchand Jagpal, Greg MacRae and J. Lewis Dillman. Effective the date of the Meeting, Mahmoud S. Aziz is expected to be appointed as a member of the Audit Committee to replace Greg MacRae.

Each current and proposed member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110 – "Audit Committees" ("MI 52-110").  J. Lewis Dillman and Greg MacRae are independent members of the Audit Committee as that term is used in MI 52-110. Mahmoud S. Aziz will be an independent member of the Audit Committee as that term is used in MI 52-110 upon his expected appointment as a member of the Audit Committee effective the date of the Meeting. Navchand Jagpal is the Chief Executive Officer, Chief Financial Officer, President and Secretary of the Corporation and therefore is not an independent member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services) or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee's charter attached hereto as Schedule "C".

External Auditor Service Fees (by category)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees(2)
2006	$15,000	Nil	$6,400	$2,844
2005	$42,500	Nil	$6,500	Nil
(1)	Fees billed for professional services rendered by the Corporation's external auditors for tax compliance.
(2)
Fees billed for professional services rendered by the Corporation's external auditors in connection with the preparation of the Corporation's annual report on Form 20-F filed with the United States Securities and Exchange Commission.

Exemption

MI 52-110 exempts venture issuers from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of that instrument. As a result, the members of the Audit Committee are not required to be either "independent" or "financially literate" within the meaning of MI 52-110.  However, the Corporation is required to provide on an annual basis disclosure regarding the Audit Committee in its information circular. The majority of the Audit Committee members of the Corporation are independent and all of its members are financially literate. For additional information, see the disclosure above under the heading "Composition of the Audit Committee".

The text of the Audit Committee's charter is attached hereto as Schedule "C".

CORPORATE GOVERNANCE

Effective June 30, 2005, the securities regulatory authorities in Canada adopted National Instrument 58-101 – "Disclosure of Corporate Governance Practices" and National Policy 58-201 – "Corporate Governance Guidelines" ("NP 58-201"). NP 58-201 provides a series of guidelines for effective corporate governance. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.

Board of Directors

The directors are responsible for managing and supervising the management of the business and affairs of the Corporation.  Each year, the Board must review the relationship that each director has with the Corporation in order to satisfy itself that the relevant independence criteria have been met.

J. Lewis Dillman and Greg MacRae are independent directors of the Corporation in that they are free from any interest which could reasonably interfere with their exercise of independent judgment as directors of the Corporation. Mahmoud S. Aziz will be an independent director of the Corporation upon his expected election as a director of the Corporation at the Meeting. Navchand Jagpal is an executive officer of the Corporation and therefore not independent.

Directorships

Greg MacRae is currently a director of North Group Finance Limited, Pacific Northwest Partners Limited and Starfire Minerals Inc., all of which are listed on the Exchange, and LML Payment Systems Inc., which is listed on the NASDAQ (Capital) Market.  J. Lewis Dillman is currently a director of Abenteuer Resources Corp., which is listed on the Exchange. Mahmoud S. Aziz is currently a director of Sino Pharmaceuticals Corporation.  Navchand Jagpal is not presently a director of any reporting issuer other than the Corporation.

Orientation and Continuing Education

The Corporation does not have a formal process of orientation and education for new members of the Board.  The Corporation does, however, provide continuing education for its directors as such need arises.

Ethical Business Conduct

Each director, officer and employee in the exercise of his or her duties and responsibilities must act honestly and in good faith in the best interest of the Company and in compliance with applicable laws, rules and regulations.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Corporation has not constituted a nominating committee to propose new Board nominees.  Nomination and review of potential new directors is reviewed by the complete Board and senior management.

Compensation

The Corporation has not constituted a compensation committee to discharge the Board's responsibilities relating to compensation of the Corporation's directors and officers.  The Board periodically reviews compensation paid to its directors and officers.

Assessments

The Board is responsible for keeping management informed of its evaluation of the performance of the Corporation and its senior officers in achieving and carrying out the Board's established goals and policies, and is also responsible for advising management of any remedial action or changes which it may consider necessary.  Additionally, directors are expected to devote the time and attention to the Corporation's business and affairs as necessary to discharge their duties as directors effectively.

PARTICULARS OF MATTERS TO BE ACTED UPON

Special Resolution to Approve Change of Name

At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, to adopt a special resolution (in substantially the form of resolution 1 set out in Schedule "A" hereto), approving the amendment to the articles of the Corporation to change the name of the Corporation from "Black Mountain Capital Corporation" to "SRJ Investment Corporation" or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the Exchange.

The resolution also authorizes each director and officer of the Corporation to execute and deliver all such other documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the resolution, the execution and delivery of any such document or the doing of any such act or thing being conclusive evidence of such determination. In addition, in the event that circumstances change prior to effecting the resolution such that the Board no longer believes that such resolution is in the best interests of the Corporation, the resolution authorizes the directors of the Corporation to revoke the resolution at any time prior to the issuance of articles of amendment by the Yukon Registrar of Corporations without further approval from the shareholders of the Corporation.

In order for this resolution to be effective, it must be passed by not less than two-thirds of the votes cast by the shareholders of the Corporation who vote in respect of such resolution. The Board believes that the amendment to the articles of the Corporation to change the name of the Corporation is in the best interests of the Corporation and unanimously recommends that shareholders vote in favour of the resolution confirming such amendment to the articles. Unless instructed in the Proxy to the contrary, the persons named in the accompanying Proxy intend to vote for the approval of the amendment of the Articles to change the name of the Corporation.

Special Resolution Approving the Consolidation of the Corporation's Common Shares

Shareholders of the Corporation will be asked at the Meeting to consider, and if thought fit, to pass a special resolution (in substantially the form of resolution 2 set out in Schedule "A" hereto) authorizing the consolidation (the "Consolidation") of the Corporation's issued share capital at a ratio of five currently issued and outstanding shares for one new share, subject to the policies of the Exchange, so that the 13,533,514 common shares without par value currently issued and outstanding will be consolidated into approximately 2,706,702 common shares without par value.  Any fractional shares resulting from the Consolidation will be rounded down to the nearest whole number.

The Consolidation will not affect any shareholder's percentage ownership in common shares of the Corporation but will reduce the number of issued and outstanding common shares to one-fifth of those previously issued.  Upon completion of the Consolidation, shareholders may submit their old share certificates for new share certificates. If your shares are held in a brokerage account, your broker will automatically carry out such exchange and you need to take no steps.

The resolution also authorizes each director and officer of the Corporation to execute and deliver all such other documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the resolution, the execution and delivery of any such document or the doing of any such act or thing being conclusive evidence of such determination. In addition, in the event that circumstances change prior to effecting the resolution such that the Board no longer believes that such resolution is in the best interests of the Corporation, the resolution authorizes the directors of the Corporation to revoke the resolution at any time prior to it being acted upon without further approval from the shareholders of the Corporation.

In order for this resolution to be effective, it must be passed by not less than two-thirds of the votes cast by the shareholders of the Corporation who vote in respect of such resolution. The Board believes that the proposed Consolidation is in the best interests of the Corporation as the reduced number of post-Consolidation common shares will be more appropriate given the Corporation's current capitalization.  It is anticipated that the proposed Consolidation will provide the Corporation with greater flexibility with respect to future financings. Management unanimously recommends that shareholders vote in favour of the resolution authorizing the Consolidation.  Unless otherwise instructed in the Proxy to the contrary, the persons named in the accompanying Proxy intend to vote for the approval of the Consolidation.

Ordinary Resolution Approving the Corporation's Stock Option Plan

The shareholders of the Corporation will be asked to vote for an ordinary resolution (in substantially the form of resolution 3 set out in Schedule "A" hereto) confirming, ratifying and approving the Corporation's Option Plan substantially in the form presented to the directors of the Corporation.  The Option Plan is attached hereto as Schedule "B" pursuant to the requirements of Exchange Policy 4.4 – "Incentive Stock Options". As the Corporation's Option Plan is a "rolling plan", the Exchange requires that it receive yearly approval at the Corporation's annual meeting.

The resolution also authorizes any amendment to the form of the Option Plan in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation and authorizes each director and officer of the Corporation to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the resolution approving the Option Plan, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination. Further, in the event that circumstances change prior to effecting the resolution such that the Board no longer believes that such resolution is in the best interests of the Corporation, the resolution authorizes the directors of the Corporation to revoke the resolution without further approval from the shareholders of the Corporation.

In order to be effective, the proposed resolution must be passed by a simple majority of the votes cast by the shareholders of the Corporation who vote in respect of such resolution. Unless instructed in the Proxy to the contrary, the persons named in the accompanying Proxy intend to vote for the confirmation, ratification and approval of the Option Plan.

APPOINTMENT OF AUDITOR

Management of the Corporation will recommend at the Meeting that shareholders of the Corporation appoint De Visser Gray LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of shareholders of the Corporation, and authorize the directors to fix their remuneration. De Visser Gray LLP, Chartered Accountants were first appointed as auditors of the Corporation by the Board on April 25, 2007. Davidson and Company LLP, Chartered Accountants are the former auditors of the Corporation and resigned as auditors of the Corporation effective April 25, 2007.

As required by National Instrument 51-102 – "Continuous Disclosure Obligations" ("NI 51-102"), attached as Schedule "D" hereto are copies of the following materials which were filed with the securities regulatory authorities in connection with the change of auditor:

1.	cover letter of the Corporation dated April 25, 2007;

2.	notice of change of auditor dated April 25, 2007;

3.	letter from Davidson and Company LLP, Chartered Accountants as former auditors of the Corporation; and

4.	letter from De Visser Gray LLP, Chartered Accountants, as successor auditors of the Corporation.

On June 15, 2007, the Corporation announced that it decided to change its financial year-end from December 31 to September 30.  The Corporation filed the notice required to be filed pursuant to section 4.8 of NI 51-102 on SEDAR at www.sedar.com.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no person who has been a director or an executive officer of the Company at any time since the beginning of the Corporation's last fiscal year, or any proposed nominee for election as a director of the Corporation, or any associate or affiliate of such director, executive officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities of the Corporation or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person of the Corporation, proposed director of the Corporation or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation of any of its subsidiaries.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting.  However, if any other matters which are not known to management of the Corporation shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Shareholders of the Corporation may contact the Corporation to request copies of the Corporation's financial statements and  management's discussion and analysis ("MD&A") by sending a written request to Suite 900 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M8, Attention: Secretary.  Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

APPROVAL OF INFORMATION CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 15th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF BLACK MOUNTAIN CAPITAL CORPORATION

/s/ "Navchand Jagpal"
Navchand Jagpal
Chief Executive Officer, Chief Financial Officer and President

SCHEDULE "A"

RESOLUTIONS FOR THE ANNUAL AND SPECIAL MEETING OF
BLACK MOUNTAIN CAPITAL CORPORATION

1.           To approve the Name Change

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the Corporation be, and is hereby, authorized to amend its articles to change the name of the Corporation from "Black Mountain Capital Corporation" to "SRJ Investment Corporation" or to such other name as determined by the directors of the Corporation and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange;

2.
each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution (including, without limitation, the delivery of articles of amendment in the prescribed form to the Yukon Registrar of Corporations), the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3.
notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to the issuance by the Yukon Registrar of Corporations of articles of amendment and the directors may determine not to proceed with the amendment to its articles, without further approval of the shareholders of the Corporation.

2.    To Approve the Consolidation of the Corporation's Common Shares

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the Corporation consolidate its issued and outstanding common shares on a 5:1 ratio, such that the number of issued and outstanding common shares be changed from 13,533,514 to approximately 2,706,702 common shares;

2.
each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3.
notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and are hereby, authorized and empowered to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation.

3.           To approve the Corporation's Stock Option Plan

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the stock option plan (the "Option Plan") of the Corporation substantially in the form presented to the directors of the Corporation and attached as Schedule "B" to the management information circular of the Corporation be and is hereby confirmed, ratified and approved. The form of the Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation and each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

2.
notwithstanding this resolution having been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and are hereby, authorized and empowered to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation.

SCHEDULE "B"

STOCK OPTION PLAN OF
BLACK MOUNTAIN CAPITAL CORPORATION

ARTICLE 1
PURPOSE OF PLAN

1.1          The purpose of the Stock Option Plan (the "Plan") of Black Mountain Capital Corporation (the "Corporation"), a corporation incorporated under the Business Corporations Act (Yukon) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the share capital of the Corporation (the "Shares"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

ARTICLE 2
ADMINISTRATION OF PLAN

2.1          The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously by consent in writing, shall be the acts of the directors.

2.2          Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees (as defined herein) under the Plan and on their legal personal representatives and beneficiaries.

2.3          Each option to purchase Shares granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Optionee (as defined herein), in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

ARTICLE 3
STOCK EXCHANGE RULES

3.1          All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

ARTICLE 4
SHARES SUBJECT TO PLAN

4.1          Subject to adjustment as provided in Article 15 hereof, the Shares to be offered under the Plan shall consist of authorized but unissued common shares of the Corporation. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

ARTICLE 5
MAINTENANCE OF SUFFICIENT CAPITAL

5.1          The Corporation shall at all times during the term of the Plan keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

ARTICLE 6
ELIGIBILITY AND PARTICIPATION

6.1          Directors, officers, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons collectively referred to as the "Optionees" and individually, an "Optionee"). Subject to compliance with applicable requirements of the Exchange, Optionees may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Optionee.

6.2          Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are a party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries.

6.3          An Optionee who has been granted an option may, if such Optionee is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

ARTICLE 7
EXERCISE PRICE

7.1          (a)         The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)         Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by Insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

ARTICLE 8
NUMBER OF OPTIONED SHARES

8.1           (a)         The number of Shares subject to an option granted to any one Optionee shall be determined by the Board, but no one Optionee shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)         No single Optionee may be granted options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)         Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one Consultant of the Corporation (or any of its subsidiaries).

(d)         Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to employees of the Corporation (or any of its subsidiaries) conducting Investor Relation Activities (as such term is defined in the policies of the Exchange). Options granted to persons performing Investor Relations Activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than ¼ of the options vesting in any three-month period.

ARTICLE 9
DURATION OF OPTION

9.1          Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Articles 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. (the "TSX-V") the maximum term may not exceed 10 years if the Corporation is classified as a "Tier 1" corporation by the TSX-V, and the maximum term may not exceed five years if the Corporation is classified as a "Tier 2" corporation by the TSX-V.

ARTICLE 10
OPTION PERIOD, CONSIDERATION AND PAYMENT

10.1          (a)         The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Articles 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or any of its subsidiaries or death of the Optionee.

(b)         Subject to any vesting restrictions imposed by the Exchange, the Board may, in it sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)         Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)         Except as set forth in Articles 11 and 12, no option may be exercised unless the Optionee is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)        The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, addressed to the Secretary of the Corporation, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Neither the Optionee nor his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for the Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

(f)         Notwithstanding any of the provisions contained in this Plan or in any option, any and all obligations of the Corporation whatsoever to issue Shares to an Optionee pursuant to the exercise of an option and/or this Plan shall at all times be subject to:

(i)         completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)         the Corporation being satisfied that the issuance of such Shares shall not (whether with notice or the passage of time or both) breach, violate or be contrary to any of its constating documents, partnership agreements, applicable laws, regulations, Exchange rules and policies and agreements to which it is a party;

(iii)       the admission of such Shares to listing on any Exchange on which the Shares may be then listed; and

(iv)  the receipt from the Optionee of such representations, agreements and undertaking, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Exchange on which the Shares are then listed.

ARTICLE 11
CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

11.1          Subject to Article 11.2, if an Optionee ceases to be a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

11.2          If an Optionee ceases to be either a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in Article 11.1 or as a result of the Optionee's death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a director, employee, consultant or Management Company Employee to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to be either a director, officer, employee, consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.3          If an Optionee engaged in providing Investor Relations Activities to the Company ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.4          Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Optionee any right with respect to continuance as a director, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries.

11.5          Options shall not be affected by any change of employment of any director, officer, employee, consultant or Management Company Employee.

ARTICLE 12
DEATH OF OPTIONEE

12.1          In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option under the Plan to the extent that it was exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

ARTICLE 13
RIGHTS OF OPTIONEE

13.1          No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

ARTICLE 14
PROCEEDS FROM SALE OF SHARES

14.1          The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

ARTICLE 15
ADJUSTMENTS

15.1          If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Shares optioned and the exercise price per Share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation's capital. Adjustments under this Article shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares shall be required to be issued under the Plan on any such adjustment.

15.2          Upon the liquidation or dissolution of the Corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate. In the event of a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding common shares of the Corporation to another corporation (a "Change of Control") all options granted which have not yet vested shall immediately vest without consideration as to time or any other vesting provision set forth in the Plan or stock option agreement governing such options, provided that such vesting is not in violation of the then current policies of the Exchange, if applicable, and all Optionees then entitled to exercise options then outstanding shall have the right at such time immediately prior to consummation of the Change of Control to exercise their options to the full extent not theretofore exercised. Upon consummation of the Change of Control, the Plan shall terminate and any options theretofore granted hereunder that remain unexercised upon termination shall also terminate.

ARTICLE 16
TRANSFERABILITY

16.1          All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or to the extent, if any, permitted by the Exchange. During the lifetime of an Optionee any benefits, rights and options may only be exercised by the Optionee.

ARTICLE 17
AMENDMENT AND TERMINATION OF PLAN

17.1          Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

ARTICLE 18
NECESSARY APPROVALS

18.1          The ability of an Optionee to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals, which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Optionee.

ARTICLE 19
EFFECTIVE DATE OF PLAN

19.1          The Plan has been adopted by the Board subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

ARTICLE 20
INTERPRETATION

20.1          The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

20.2          In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX-V and in particular, in Policies 1.1 and 4.4 of said Corporate Finance Manual.

20.3          Nothing in this Plan or in any option shall confer upon any director, officer, employee, consultant or Management Company Employee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his employment at any time; nor shall anything in this Plan or in any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any of its subsidiaries.

20.4          Nothing in this Plan or any option shall confer on any Optionee any right to continue providing ongoing services to the Corporation or affect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time, nor shall anything in this Plan or any option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with any such entity.

20.5          References herein to any gender include all genders.

MADE by the board of directors of the Corporation as evidenced by the signature of the following officer duly authorized in that behalf effective the 18th day of May, 2004.

BLACK MOUNTAIN CAPITAL CORPORATION By: /s/ "Tom S. Kusumoto" Name: Tom S. Kusumoto Title: President and Secretary

SCHEDULE "C"

AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Corporation's Board to assist the Board in monitoring: (1) the integrity of the financial statements of the Corporation; (2) the compliance by the Corporation with legal and regulatory requirements; and (3) the independence and performance of the Corporation's external auditors, which external auditors shall report directly to the Audit Committee.

The members of the Audit Committee shall meet the independence and experience requirements of applicable securities laws and any exchange or quotation system upon which the Corporation's securities are listed or quoted.  The members of the Audit Committee shall be appointed by the Board.

The Audit Committee shall have the authority to retain independent legal, accounting or other consultants to advise the Committee as the Audit Committee determines necessary to carry out its duties and the Audit Committee shall have the authority to set and pay the compensation for any such advisors.  The Audit Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall make regular reports to the Board.

The Audit Committee shall:

1.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

2.
Review the annual audited financial statements, the interim financial statements, management's discussion and analysis with management and annual and interim earnings press releases, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Corporation's financial statements.  Such review must occur prior to the Corporation publicly disclosing any such information.

3.	Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements.

4.
Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including an analysis of the effect of alternative GAAP methods on the Corporation's financial statements.

5.	Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

6.	Meet with management to review the Corporation's major financial risk exposures and the Corporation's internal controls.

7.	Review major changes to the Corporation's internal controls and accounting principles and practices as suggested by the independent auditor, internal accounting or financial personnel or management.

8.
Recommend to the Board the nomination and appointment of the independent auditor for the purposes of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, which independent auditor is ultimately accountable to the Audit Committee and the Board.

9.
Review the experience and qualifications of the senior members of the independent auditor team, the audit procedures of the independent auditor and the rotation of the lead partner and reviewing partner of the independent auditor.

10.	Approve the compensation to be paid to the independent auditor for audit services.

11.
Pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Corporation or its subsidiary entities.

12.
Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, consider whether the provision of non-audit services is compatible with maintaining the auditor's independence and, if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

13.	Evaluate together with the Board the performance of the independent auditor. If so determined by the Audit Committee, recommend that the Board replace the independent auditor.

14.
Recommend to the Board guidelines for the Corporation's hiring of partners, employees and former partners and employees of the present and former independent auditor who were engaged on the Corporation's account.

15.	Review the significant reports to management pertaining to the presentation and significant accounting policies of the Corporation's financial statements.

16.
Obtain reports from management, the Corporation's senior accounting and financial personnel and the independent auditor that the Corporation and its subsidiaries are in conformity with applicable legal requirements, including disclosures of insider and affiliated party transactions.

17.
Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee or anonymous complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

18.
Review with the independent auditor any problems or difficulties the auditor may have encountered and any disagreements between the independent auditor and management of the Corporation and any management letter provided by the auditor and the Corporation's response to that letter.  Such review should include:

(a)	Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management;

(b)	The internal accounting and financial responsibilities; and

(c)	The investigation and implementation of the resolution of any disagreement between the independent auditor and the management of the Corporation.

19.	Advise the Board with respect to the Corporation's policies and procedures regarding compliance with applicable laws and regulations.

20.	Meet at least quarterly with the Chief Financial Officer and the independent auditor in separate executive sessions.

21.	Establish a procedure for:

(a)	The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b)	The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles.  This is the responsibility of management and the independent auditor.  Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations.